

Mail Stop 7010

October 2, 2008

Mr. Jerald R. Hoeft
Chief Financial Officer
Mobile Area Networks, Inc.
2772 Depot Street
Sanford, Florida 32773

      Re: **Mobile Area Networks, Inc.**
              Form 10-KSB for the Year Ended December 31, 2007
              File No. 333-18439

Dear Mr. Hoeft:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                       Sincerely,

                       John Cash
                       Accounting Branch Chief